

K) 3/11

04015018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/01/03   AND ENDING   12/31/03

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

452 Fifth Avenue, 25th Floor

(No. and Street)

New York,	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Rhett D. Thurman   (212) 869-5600

                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _Rhett D. Thurman_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Cain Brothers & Company, LLC_ , as of _December 31_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

GINAMARIE LABARBARA
Notary Public - State of New York
NO. 01LA6053787
Qualified in Suffolk County
My Commission Expires _1/16/07_

_____
Notary Public

_____
Signature

_____
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS



CAIN BROTHERS & COMPANY, LLC

December 31, 2003

Grant Thornton 🍀

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Cain Brothers & Company, LLC

We have audited the accompanying statement of financial condition of Cain Brothers & Company, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cain Brothers & Company, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 17, 2004

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Cain Brothers & Company, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 4,761,474
Fees receivable	5,305,389
Securities owned, at market value	507,372
Investments, at fair value	846,761
Due from clearing broker	533,818
Property and equipment - net of accumulated depreciation of $914,647	226,161
Prepaid expenses and other assets	912,318
	$13,093,293

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 1,802,041
Bonus and profit-sharing payable	4,752,136
Capital distribution payable	44,529
Total liabilities	6,598,706
Members' equity	6,494,587
	$13,093,293

The accompanying notes are an integral part of this statement.

Cain Brothers & Company, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003

NOTE A - ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the State of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of October 4, 2000, the Company is operating under the Second Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement," as amended). The Company, as the successor of Cain Brothers & Company, Incorporated ("Cain"), filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the SEC's Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

NOTE B - BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to affect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company.

The members selected a Management Committee (the "Committee") to which all their power and authority is delegated and which itself appoints a Managing Member to oversee all material operations. The Committee is presently comprised of six managers, of which Lehman selects two. Generally, decisions of the Committee require a majority vote, although for certain decisions a unanimous vote is required.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2003

NOTE B (continued)

For the period April 4, 2002 to April 30, 2005, Lehman has the option to purchase an additional interest in the Company from Cain at a price as specified in the New Agreement. For the six-month period commencing September 30, 2005, Lehman has the right to cause the Company to redeem the interest of Lehman in the Company. The redemption price of Lehman's interest will be equal to its capital contribution plus an amount equal to any accrued but unpaid Lehman Preferred Return (the 30-day LIBOR plus 2% per annum) on Lehman's capital balance.

The Company is also required, as part of the New Agreement, to maintain minimum net worth of $5,562,500. As of December 31, 2003, the Company's net worth was $6,494,587.

Certain management employees are shareholders in Cain and are paid through compensation.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

   Cash on deposit with banks as of December 31, 2003 exceeded insured limits.

2. *Fees Receivable*

   Fees receivable are comprised of billed invoices and work-in-process for engagements substantially complete but unbilled at December 31, 2003. Fees receivable are carried net of reserves, which are established on an aging basis, as an allowance for doubtful accounts.

3. *Securities Transactions*

   Securities transactions are recorded on a trade-date basis.

   Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE C (continued)

4. *Due From Clearing Broker*

The amount due from clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

5. *Property and Equipment*

The Company records property and equipment at cost.

6. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

7. *Income Taxes*

The Company is a limited liability company. The operations of the Company will be included in the taxable income of the members.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $6,598,706. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital of $2,754,961, which exceeded its requirement of $439,913 by $2,315,048.

Cain Brother & Company, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2003

NOTE E - INVESTMENTS, AT FAIR VALUE

At December 31, 2003, the Company has the following investments, at fair value: CB Health Ventures LLC and CB Health Ventures II LLC, collectively referred to as "Ventures," and Ciraden, Inc. ("Ciraden"), which are included in the accompanying statement of financial condition at fair value.

In determining fair value, the Company has given consideration to changes in financial condition of the investee, prospects of the investee and current status of the investee's marketability. The values as of any particular date are not indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

The Company's investment in Ciraden at December 31, 2003 was valued at $266,000.

At December 31, 2003, the Company's investment in Ventures was valued at approximately $581,000. This is its fair value, as determined by management, based upon the underlying net asset value of the funds. Ventures makes investments concentrated in the health care industry. The Company has committed to contribute to Ventures approximately $1.2 million. As of December 31, 2003, the Company has made contributions totaling approximately $899,500 to Ventures. The Company will be required to make additional capital contributions on an "as needed" basis, up to the amount of its commitment.

A principal of the Company also serves in a management capacity of Ventures.

NOTE F - MEMBERS' EQUITY

Per the New Agreement, the Company has two members. Cain is the Common Unitholder and Lehman is the Preferred Unitholder. As discussed in Note B, Lehman is entitled to a Preferred Return on its capital balance.

For the year ended December 31, 2003, Lehman's Preferred Return totaled $180,984; included in this amount is $44,529 that remains payable at year-end and is included on the accompanying statement of financial condition.

Cain Brother & Company, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2003

NOTE G - RELATED-PARTY TRANSACTIONS

At December 31, 2003, the Company has a receivable from Ventures totaling $49,886 relating to chargebacks for services provided between the Company and Ventures. At December 31, 2003, approximately $95,000 of this amount is included in "Fees receivable" on the accompanying statement of financial condition.

NOTE H - LEASE COMMITMENTS

The Company is obligated under noncancelable operating leases through June 18, 2008, for office space requiring minimum annual rental payments as follows:

2004	$602,163
2005	82,734
2006	84,397
2007	86,108
2008	50,915
	$906,317

NOTE I - EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Employees of the Company who have completed one year of service are eligible to participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

For the year ended December 31, 2003, the Company's profit-sharing contribution to the Plan totaled $945,362 and is included in "Bonus and profit-sharing payable" on the accompanying statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2003

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

NOTE K - CONTINGENCIES

The Company is involved in a routine legal proceeding incident to the ordinary course of its business. Management believes the facts support its position in this proceeding and a vigorous defense is planned. Moreover, the magnitude of claims against the Company in the proceeding is only 1% of 2003 Net Revenue. For these reasons, management believes that the outcome of the pending legal proceeding will have no material adverse effect on the Company's financial position, results of operations or cash flows.

Grant Thornton 🏛

Grant Thornton LLP
US Member of
Grant Thornton International
© 2001 Grant Thornton LLP
All rights reserved

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

CAIN BROTHERS & COMPANY, LLC

December 31, 2003



Grant Thornton 🦅

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
   Cain Brothers & Company, LLC

In planning and performing our audit of the financial statements and supplementary information of Cain Brothers & Company, LLC (the "Company") for the year ended December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP

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Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Turnbull LLP

New York, New York
February 17, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International
© 2001 Grant Thornton LLP
All rights reserved

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com